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                           July 7, 2021

       Jim Marcelli
       President and Chief Operating Officer
       Lightwave Logic, Inc.
       369 Inverness Parkway, Suite 350
       Englewood, Colorado, 80112

                                                        Re: Lightwave Logic,
Inc.
                                                            Registration
Statement of Form S-3
                                                            Filed July 2, 2021
                                                            File No. 333-257670

       Dear Mr. Marcelli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charles
Eastman at (202) 551-3794 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing